Filed by Entegris, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

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ENTEGRIS AND VERSUM MATERIALS TO COMBINE TO
Create a Premier Specialty Materials Company
Merger of Equals Creates Value for All Stakeholders
Enhanced product breadth and depth
Highly complementary and diversified portfolio.
First comprehensive and effective end-to-end materials solutions provider across semiconductor manufacturing process.
Global scale and operational excellence
Reaches additional customer touch points globally.
Increases relevance in key geographies.
New levels of operational efficiencies and excellence.
Significant stockholder value creation
Expected to generate $75M+ of annual cost synergies within 12 months post close.
Stockholders to participate in upside potential.
World class technology
Better able to address customers’ needs for new materials.
Accelerates development and time to market of new technologies.
Ensures combined company is in line and ahead of the industry technology roadmap.

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Increased financial strength and flexibility

- Flexibility to invest, make acquisitions, and return excess capital to stockholders.
- Pro forma leverage ratio of 1.1x.[1]

[1] Net debt as of December 31, 2018 and EBITDA LTM as of December 31, 2018, EBITDA inclusive of expected synergies

Combination by the Numbers

~$9Bn	~$3Bn	~$1Bn
ENTERPRISE VALUE	REVENUE	ADJUSTED EBITDA

Note: Revenue and Adjusted EBITDA LTM as of December 31, 2018; Adjusted EBITDA inclusive of expected synergies; Market data as of January 25, 2019

Compelling Value Proposition to Customers

- GLOBAL MANUFACTURING AND LABORATORY INFRASTRUCTURE
- UNIQUE PRODUCT BREADTH AND DEPTH
- UNWAVERING COMMITMENT TO R&D
- ENHANCED TECHNICAL CAPABILITIES
- FASTER TIME TO SOLUTIONS

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Expected Ownership*
52.5%
STOCKHOLDERS
47.5%
STOCKHOLDERS
Versum Materials to receive 1.120 shares of Entegris for each Versum Materials share
Expected Closing
Second Half of 2019
Leadership & Governance
9 DIRECTORS
5 FROM ENTEGRIS
4 FROM VERSUM MATERIALS
Seifi Ghasemi to serve as Chairman of the Board
Bertrand Loy to serve as CEO
Greg Graves to serve as CFO
Michael Valente to serve as GC
Locations
Headquartered in Billerica, Massachusetts
Will maintain a strong operational presence in Tempe, Arizona
* Ownership based on fully diluted shares outstanding including exercisable options only
The combined company will be ideally positioned to more effectively help our customers achieve higher yields and new levels of performance and reliability, and together, we will be well positioned to take advantage of long-term secular semiconductor growth, and to tackle new industry process challenges. I have great respect for the Versum Materials team and look forward to joining forces as we embark on this next chapter and create new value for our stockholders, employees and customers
Bertrand Loy
President and CEO, Entegris
With enhanced global scale and world class technical expertise, we’ll be poised to drive further innovation and support investments across our technology, infrastructure, and additional capabilities – enabling us both to better serve our customers and provide expanded opportunities for our employees.
Guillermo Novo
President and CEO, Versum Materials
Entegris, Inc.
Visit Entegris Investor Site
Bill Seymour
VP of Investor Relations
952-556-1844
irelations@entegris.com
Versum Materials
Visit Versum Materials Investor Site
Soohwan Kim, CFA
602-282-0957
VSMIR@versummaterials.com
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Customers Better positioned to drive growth and address customers’ needs Enhanced Value Proposition for Customers Global Manufacturing and Laboratory Infrastructure Unique Product Breadth and Depth Unwavering Commitment to R&D Enhanced Technical Capabilities Faster Time to Solutions Key Technologies Separation technology Polymer science Synthesis capability Sensing and Control Greater Capabilities and Scale Unparalleled global laboratories infrastructure Best in class metrology capabilities Expanded global manufacturing footprint World class operational excellence Most talented team in industry Entegris, Inc. Visit Entegris Investor Site Bill Seymour
VP of Investor Relations
952-556-1844
irelations@entegris.com Versum Materials Visit Versum Materials Investor Site Soohwan Kim, CFA
602-282-0957 123 2 188
VSMIR@versummaterials.com Sign Up for Updates Top of Form Name * 123 2 188 First Last Email * Website Submit Bottom of Form

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Employees Allows both companies to achieve the next stage of growth that neither could achieve on their own, resulting in exciting opportunities for employees Entegris has a strong track record of integration and will work hard with Versum Materials to make sure this integration is as smooth and successful as possible. Together, we will be well positioned to take advantage of the long-term secular semiconductor growth and to tackle industry challenges of higher materials intensity and increased purity requirements. As part of a larger company, we ultimately expect that employees will benefit from greater career and professional development opportunities. The combined company will retain the Entegris name and will be headquartered in Billerica, Massachusetts, and will maintain a strong operational presence in Tempe, Arizona. Entegris, Inc. Visit Entegris Investor Site Bill Seymour
VP of Investor Relations
952-556-1844
irelations@entegris.com Versum Materials Visit Versum Materials Investor Site Soohwan Kim, CFA
602-282-0957 123 2 133 First Last
VSMIR@versummaterials.com Sign Up for Updates Top of Form Name * First Last Email * Website Submit Bottom of Form

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Materials Press Releases January 28, 2019 Entegris and Versum Materials to Combine in $9 Billion Merger of Equals Download PDF Events & Presentations JANUARY 28, 2019 Entegris and Versum Materials Merger of Equals View Webcast Entegris and Versum Materials Transaction Investor Presentation Entegris and Versum Materials Transaction Infographic Entegris, Inc. Visit Entegris Investor Site Bill Seymour
VP of Investor Relations
952-556-1844
irelations@entegris.com Versum Materials Visit Versum Materials Investor Site Soohwan Kim, CFA
602-282-0957
VSMIR@versummaterials.com Sign Up for Updates Top of Form Name * First Last Email * Website Submit Bottom of Form 123 2 130

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials’ assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Entegris and Versum Materials that also constitutes a prospectus of Entegris. Each of Entegris and Versum Materials also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Entegris and Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and Versum Materials, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.